UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-27672

NORTH CENTRAL BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Iowa	42-1449849
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

825 Central Avenue Fort Dodge, Iowa	50501
(Address of Principal Executive Offices)	(Zip Code)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

Not Applicable

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None (see “Explanatory Note”).

Explanatory Note: On June 22, 2012, North Central Bancshares, Inc. (“North Central”) was acquired via merger by Great Western Bancorporation, Inc. (“Great Western”) pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated March 12, 2012. Under the terms of the Merger Agreement, a subsidiary of Great Western merged into North Central (the “Merger”) and North Central became wholly-owned by Great Western. Upon the effectiveness of the Merger, each share of common stock of North Central outstanding immediately prior to the effective time of the Merger was converted into the right to receive $30.58 per share, without interest and subject to withholding. Following the Merger, North Central was merged with and into Great Western, which was the surviving corporation in the merger.

Pursuant to the requirements of the Securities Act of 1934, Great Western Bancorporation, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

North Central Bancshares, Inc.

Date: July 3, 2012	By:	/s/ Timothy D. Kaiser
Timothy D. Kaiser Corporate Secretary of Great Western Bancorporation, Inc. (successor by merger to North Central Bancshares, Inc.)